Exhibit 99.1

Kamada Announces Appointment of Biopharmaceutical Industry Veteran, Gwen
 Melincoff, to its Board of Directors

NESS ZIONA, Israel – February 8, 2017 – Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, announced today the appointment of Gwen A. Melincoff to the Company’s Board of Directors.  Ms. Melincoff has over 25 years of leadership experience in the biotechnology and pharmaceutical industries. Her experience has spanned venture financing, business development, licensing, mergers and acquisitions, research operations, marketing, product management, project management, and public and private company boards.

Ms. Melincoff is currently an advisor to Phase 1 Ventures, an accelerator start-up program, and Verge Genomics, a privately-held life sciences company focused on the discovery and development of treatments for neurodegenerative diseases. From August 2014 to September 2016, she served as Vice President of Business Development at BTG International Inc., a UK-based specialist healthcare company.  From 2004 to 2013, Ms. Melincoff was Senior Vice President of Business Development at Shire Pharmaceuticals. Additionally, from 2010 to 2013, she led the company’s Strategic Investment Group (SIG). Prior to joining Shire, Ms. Melincoff held managerial and business development positions at various pharmaceutical companies, including Adolor Corporation.  Ms. Melincoff has served as a board member/board observer at Tobira Therapeutics (acquired by Allergan), DBV Technologies, AM Pharma, ArmaGen Technologies, Promethera Biosciences, Naurex Inc. (acquired by Allergan), and Enterome.

“We are pleased to welcome Ms. Melincoff to our Board of Directors,” said Leon Recanati, Kamada’s Chairman of the Board.  “Gwen has vast operational experience and expertise across the biotechnology and pharmaceutical industries.  Her 25-year career across multiple corporate functions, including business development, licensing, research operations, marketing, product management, and project management, will be significant to us as we continue to drive growth across our commercial product portfolio, and further develop our robust late-stage pipeline.  With the addition of Ms. Melincoff, and of Dr. Michael Berelowitz, who joined our Board of Directors in 2015 after serving as Senior Vice President and Head of Clinical Development and Medical Affairs in the Specialty Care Business Unit at Pfizer, we have strengthened our board with senior US-based pharma executives, who bring tremendous value to the Company.”

Ms. Melincoff was named one of Fierce Biotech’s “Top Women in Biotech 2013”, as well as being named to the Powerlist 100 of Corporate Venture Capital in 2012 and 2013.  She has a B.S. in Biology, a Master’s of Science in Management and has obtained the designation of the Certified Licensing Professional (CLP™).

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of seven other pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency for which a MAA was submitted to the EMA after completing a pivotal Phase 2/3 clinical trials in Europe.  Kamada has also completed its Phase 2 clinical trials in the U.S for the treatment of AAT deficiency with inhaled AAT. In addition, Kamada's intravenous AAT is in development for other indications such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA submissions and authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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CONTACTS:
Gil Efron
Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com